File No. 82-34956
**Furnished Pursuant to Rule 12g3-2(b)**



DIAMYD
MEDICAL

# 30-MONTHS RESULTS FROM DIAMYD® TYPE 1 DIABETES TRIAL TO BE PRESENTED IN HANNOVER



***Press Release, Stockholm, Sweden, January 17, 2007 – Diamyd Medical AB***
**(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical today announced that Professor Johnny Ludvigsson, University of Linkoping, Sweden, will present 30-months results from Diamyd Medical's previously reported Phase IIb study with the aim to preserve beta cell function in 70 patients with type 1 diabetes. The presentation will be made on January 19, at the Karl-Stolte Symposium in Hannover, Germany.

"This is an exciting time for Diamyd", says Elisabeth Lindner, President and CEO of Diamyd Medical. "We have previously seen positive results at 15 months and 21 months from this remarkable type 1 diabetes study. We are looking forward to the presentation of the 30-month data, an important milestone completing the study period".

**About Diamyd Medical**
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, for which a phase I clinical studies are planned.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:


| **Stockholm office** | **Stockholm office** | **Pittsburgh office** |
|---|---|---|
| Elisabeth Lindner | Anders Essen-Möller | Michael Christini |
| CEO and President | Chairman | President |
| +46 8 661 0026 | +46 8 661 0026 | +1 412 770 1310 |
| investor.relations@diamyd.com | anders.essen-moller@diamyd.com | michael.christini@diamyd.com |




dw 1/29

**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**

**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.**

DIAMYD
MEDICAL

# DIAMYD INITIATES EUROPEAN SUBMISSION FOR PHASE III STUDIES WITH DIABETES VACCINE

***Press Release, Stockholm, Sweden, January 18, 2008 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announces that its application to initiate European Phase III studies with the therapeutic diabetes vaccine Diamyd®, has been initiated. A submission has been sent today to the Swedish Medicinal Products Agency. Additional submissions will be sent to other European countries. The study is proposed to include approximately 300 patients at 30-50 European clinical sites in 3-5 countries. Principal Investigator for the study will be Professor Ludvigsson, University of Linkoping, Linkoping, Sweden.

An application to conduct a similar Phase III study in the US was submitted to the FDA in December, 2007.

"This is another important milestone for Diamyd. We are looking forward, through the coming national applications, to the gradual inclusion of more European countries and diabetes clinics in the European Phase III Study", says Elisabeth Lindner, CEO Diamyd Medical.

**About Diamyd Medical**
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, for which a phase I clinical study is planned.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**

**Stockholm office**
Elisabeth Lindner
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

**Stockholm office**
Anders Essen-Möller
Chairman
+46 8 661 0026
anders.essen-moller@diamyd.com

**Pittsburgh office**
Michael Christini
President
+1 412 770 1310
michael.christini@diamyd.com

**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.**

File No. 82-34956
**Furnished Pursuant to Rule 12g3-2(b)**

DIAMYD
MEDICAL

## DIAMYD ANNOUNCES COMPLETION OF TYPE 1 DIABETES VACCINE TRIAL WITH LONG TERM EFFICACY DEMONSTRATED AT 30 MONTHS

***Press Release, Stockholm, Sweden, January 21, 2008 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announces today that its novel diabetes vaccine Diamyd®, has demonstrated statistically significant long-term efficacy in preservation of beta cell function, i.e. endogenous insulin producing capacity, in patients with type 1 diabetes.

The results were reported on Saturday, January 19, at the Karl-Stolte Symposium in Hannover, Germany, by Professor Johnny Ludvigsson, University of Linkoping, Sweden, the Principal Investigator of the study. The 30 month results comprise the final timepoint for the now-completed Diamyd® study. Positive results have previously been reported after 15 and 21 months.

As reported by professor Ludvigsson, the Phase IIb study with the Diamyd® therapeutic diabetes vaccine met its primary endpoint regarding preservation of beta cell function as measured by C-peptide, a marker for the body's natural insulin production. As previously reported, the clear positive effect of Diamyd® on preservation of beta cell function is also accompanied by a significant and specific immune response, an additional important factor in evaluating the effectiveness of the therapy since it is believed Diamyd® acts by modifying the patient's immune system.

The Diamyd® study, which was conducted at 8 clinical sites in Sweden, included 70 patients aged 10-18 who had been diagnosed with type 1 diabetes within 18 months. 35 patients received two single injections of Diamyd® and 35 patients received placebo. The newly-presented data showed that 30 months after the first injection, the Diamyd®-treated group showed statistically significant better preservation of insulin secretion, both in fasting state and after meal stimulation, compared to placebo. This indicates that Diamyd® has successfully protected the beta cell function. The protective effect remains most pronounced in patients treated early after disease diagnosis.

"Saving a patient's beta cell function is of great clinical value as it makes it easier for the patient to handle the disease and leads to an improved quality of life", says Professor Ludvigsson. "It has also been shown that even a small maintained beta cell function in progressed type 1 diabetes can reduce acute and late complications".

"These results are extremely positive", says Elisabeth Lindner, CEO and President for Diamyd Medical. "These data demonstrate that the Diamyd® treatment provides a long term, lasting benefit for beta cell function in type 1 diabetes patients. Additionally, the treatment is very easy to administer and appears safe, with no treatment-related serious

adverse events seen in any trial to date. The plan is now to commence Phase III studies in order to confirm the positive results and then to apply for registration of the product".

**About Diamyd Medical**
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, for which a phase I clinical study is planned.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

| **Stockholm office** | **Stockholm office** | **Pittsburgh office** |
|---|---|---|
| Elisabeth Lindner | Anders Essen-Möller | Michael Christini |
| CEO and President | Chairman | President |
| +46 8 661 0026 | +46 8 661 0026 | +1 412 770 1310 |
| investor.relations@diamyd.com | anders.essen-moller@diamyd.com | michael.christini@diamyd.com |

**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.**



END